EXHIBIT 3.2



                             AMENDMENT TO THE BYLAWS
                      OF JOHNSON WORLDWIDE ASSOCIATES, INC.
                         (Amended as of October 7, 1997)

             Section 3.02 was amended to add a new paragraph (e) which reads in its entirety as follows:

             (e) Vice Chairman of the Board. The Board of Directors may elect a director as Vice Chairman of the Board. Whenever the Chairman is unable to perform his duties for whatever reason, or whenever the Chairman requests that the Vice Chairman perform such duties on behalf of the Chairman, the Vice Chairman shall have full authority to preside at all meetings of the shareholders and of the Board of Directors, call meetings of the shareholders and the Board of Directors, act as Chairman of the Executive Committee, advise and counsel the President and Chief Executive Officer, and assume such other duties as the Chairman is responsible to perform or as may be assigned to the Vice Chairman by the Chairman or the Board of Directors. The Vice Chairman shall be neither an officer nor an employee of the corporation (by virtue of his election and service as Vice Chairman of the Board) and may use the title Vice Chairman or Vice Chairman of the Board interchangeably.